File No. 70-5741


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                       AMENDMENT NO. 3 (POST EFFECTIVE) TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                        --------------------------------

                       SOUTHWESTERN ELECTRIC POWER COMPANY
                                428 Travis Street
                        Shreveport, Louisiana 71156-0001

                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                              212 East Sixth Street
                           Tulsa, Oklahoma 74119-1212

                         CENTRAL POWER AND LIGHT COMPANY
                           539 North Carancahua Street
                        Corpus Christi, Texas 78401-2802

              (Name of companies filing this statement and address
                         of principal executive office)
                        ---------------------------------

                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)

                        ---------------------------------

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                                 Joris M. Hogan
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005

                   (Names and addresses of agents for service)

                  Southwestern  Electric  Power Company  ("SWEPCO"),  a Delaware
corporation, Public Service Company of Oklahoma ("PSO"), an Oklahoma corporation, and Central Power and Light Company ("CPL" and, collectively with SWEPCO and PSO, the "Applicants"), a Texas corporation, all wholly-owned electric utility subsidiaries of Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), hereby file this Amendment No. 3 to the Form U-1 Application-Declaration in File No. 70-5741 to amend and restate Items 1, 2, 3 and 6 of the Application-Declaration. In all other respects, the Application-Declaration as previously filed and amended shall remain the same. Item 1. Description of Proposed Transaction.
                  The Applicants are seeking authority to extend the arrangement between SWEPCO and PSO for the joint use of a unit train repair facility (the "Repair Facility") near Alliance, Nebraska, and the sharing of costs related to such joint use, to include CPL as an additional user of the Repair Facility. The Applicants propose to execute a Revised Rail Car Maintenance Facility Agreement (the "Revised Facility Agreement"), the terms of which are set forth below, to govern their joint use of the Repair Facility. Specifically, the Applicants request that the Securities and Exchange Commission (the "Commission") authorize: (1) CPL to participate in the use of the Repair Facility; and (2) the sharing of costs by the Applicants with respect to the maintenance and use of the Repair Facility.

                  Pursuant to orders (the "1976 Orders") of the Commission dated April 6, 1976 and August 9, 1976 (HCAR Nos. 19468 and 19643), SWEPCO was authorized to acquire, finance, construct and operate the Repair Facility. The Repair Facility was initially used for the maintenance and repair of railroad cars for the transportation of coal to SWEPCO's coal-fired electricity generation plants. The order dated August 9, 1976 stated that no rail transportation services using the subject cars shall be provided by SWEPCO for any associated company except pursuant to a further order of the Commission.
                  Pursuant to an order (the "1979 Order") of the Commission dated February 22, 1979, SWEPCO and PSO were authorized to enter into a Rail Car Maintenance Facility Agreement (the "Facility Agreement"), which provides for PSO's participation in the cost and use of the Repair Facility. As more fully set forth below, the Facility Agreement provides for: (1) the payment by each company of the direct labor and materials costs of maintaining its rail cars;
(2) the sharing of indirect costs according to the ratio of each company's direct labor costs to total direct labor costs; (3) the sharing of costs of improvements to the Repair Facility according to the companies' agreement; (4) PSO having an option to purchase a portion of the Repair Facility when SWEPCO obtains legal title to the Repair Facility; and (5) SWEPCO retaining all tax benefits of its equitable ownership of the Repair Facility and PSO receiving a share of such tax benefits based on a weighted average cost ratio for each fiscal year. On August 1, 1996, the lease allowing SWEPCO to use the Repair Facility expired and title to the Repair

Facility reverted to SWEPCO. PSO has exercised its option to purchase a portion of the Repair Facility and is now a minority owner of the Repair Facility.
                  CPL proposes to participate with SWEPCO and PSO in the costs and use of the Repair Facility. CPL currently employs unit trains and rail cars to transport coal to certain of its coal-fired electricity generation plants from mines in Wyoming and Colorado, which are located more than 1,000 miles from these plants. The rail car repair facility that CPL previously used to repair its rail cars recently closed, and CPL now proposes to use the Repair Facility to repair its rail cars. CPL's unit trains can be run over the same tracks through Alliance, Nebraska as SWEPCO's and PSO's unit trains. The Repair Facility can be expanded to furnish all of CPL's maintenance needs through the addition of extra workers without the need to construct additional plant space.
                  Under the Revised Facility Agreement, SWEPCO will operate the Repair Facility on behalf of itself, PSO and CPL, and allocate the cost of operating the facility among the Applicants on a monthly basis. The method of allocating direct and indirect costs under the Revised Facility Agreement will parallel the method under the Facility Agreement. The Applicants propose to share according to a formula the general operation and maintenance costs and all other costs which would be capitalized according to generally accepted accounting principles (the "Indirect Costs"). The Applicants propose that Indirect Costs be shared among them on the basis of a cost ratio (the "Cost Ratio"), which is equal to the ratio of each Applicant's direct labor costs for its rail cars actually repaired or inspected at the Repair Facility to the total direct labor costs for all rail cars owned by the Applicants and repaired at the Repair Facility. The Cost Ratio will be determined on the last day of each calendar month and apply to costs incurred during that month. Each Applicant will pay the actual direct costs of inspection and maintenance of its own rail cars, including parts, maintenance, labor and other expenses capable of direct assignment to a specific rail car. All costs to the Applicants will be determined in accordance with Rule 91 under the 1935 Act.
                  As under the Facility Agreement, the cost of improvements to the Repair Facility will be allocated among the Applicants under the Revised Facility Agreement. In the event improvements are made to the Repair Facility in the future, the Applicants will share the costs of such improvements on such terms and conditions as are agreed to by the Applicants at the time of such improvements and approved by further order of the Commission. In reaching such agreement, the Applicants will consider the degree to which each Applicant's increased usage of the Repair Facility necessitated the improvements.
                  SWEPCO will file in quarterly reports pursuant to Rule 24 under the 1935 Act the following information as to activities during each quarter: (1) the total number of rail cars serviced each month for each of SWEPCO, PSO and CPL; (2) the amount of expenditures each month for direct labor cost, direct material cost and Indirect Costs for each of SWEPCO, PSO and CPL;
(3) a computation for each month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the Cost Ratio; and

(4) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with SWEPCO's, PSO's and CPL's rail cars which were repaired during the previous month at the Repair Facility. Item 2. Fees, Commissions and Expenses.
                  An estimate of the fees and expenses to be paid or
incurred by the Applicants in connection with the proposed
transactions follows:
Counsel Fees:
              Milbank, Tweed, Hadley & McCloy ..... $           7,000

              Miscellaneous and incidental expenses
              including travel, telephone and
              postage .............................             1,000


                   Total .................................... $ 8,000

                  The fees and expenses include those charges incurred for the services of Central and South West Services, Inc., an affiliate mutual service company of CSW operating pursuant to Section 13 of the 1935 Act and the rules thereunder.
Item 3.  Applicable Statutory Provisions.
                  Sections 9(a), 10 and 13(b) of the 1935 Act and Rules 86, 87, 90 and 91 thereunder are or may be applicable with respect to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the 1935 Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.
                  The Applicants believe that the entry of CPL into the Revised Facility Agreement is not jurisdictional under section

9(a) of the 1935 Act because the repair of rail cars used for the transportation of fuel for electricity generation is within the core business of an electric utility. This conclusion is fully consistent with paragraph (b)(1)(vii) of Rule 58 which would permit the Applicants to provide fuel procurement delivery and management services developed in the course of utility operations to third parties through an energy-related company subsidiary. This exemption recognizes that fuel procurement and related activities, such as the rail car repair at issue herein, constitute utility operations. As such, the Applicants believe that rail car repair is not jurisdictional under section 9(a) of the 1935 Act. However, to the extent that the Commission believes that the Applicants require authority under sections 9(a) and 10 of the 1935 Act to enter into the Revised Facility Agreement and jointly use the Repair Facility, the Applicants request such authority.
                  Each Applicant will enter into the Revised Facility Agreement for the purpose of jointly using the Repair Facility and, through such joint use under the Revised Facility Agreement, may be deemed to provide services to the other Applicants. Section 13(b) provides that it shall be unlawful for any subsidiary company of a registered holding company to enter into a contract in which it undertakes to provide services to an associate company except in accordance with rules and regulations prescribed by the Commission. Rule 87(b)(3) under the 1935 Act provides that Commission approval under section 13(b) need not be obtained, subject to compliance with Rule 90, if a subsidiary company that provides services to an associate company is primarily engaged in the business of an operating electric or gas utility company and provides such services to the associate company incidentally to such business. Each of the Applicants is primarily engaged in the business of an operating electric utility company and any services to another Applicant will be performed in connection with its core business. The Applicants believe that the servicing of rail cars by any Applicant is part of its fuel procurement function in support of, and incidental to, each such Applicant's utility business. Thus, the Applicants believe that the provision of services by any Applicant in connection with its use of the Repair Facility does not require Commission approval under section 13(b) and Rule 87 so long as costs are allocated in compliance with Rules 90 and 91.
                  The Applicants believe that the methods prescribed in the Revised Facility Agreement for the allocation of the costs of operating the Repair Facility and the cost of improvements to the Repair Facility comply with the at-cost provisions of Rule 90. Rule 90 is satisfied because such methods will yield a fair and equitable allocation of expenses related to the joint use of the Repair Facility under Rule 91. Under the Revised Facility Agreement, as required by Rule 91(b), direct charges to each Applicant are made to the extent that costs can be identified and related to the particular transactions involved without excessive effort or expense. Other elements of cost are fairly and equitably allocated among the Applicants. Notwithstanding the foregoing, to the extent that the Commission believes that the Applicants require authority under section 13(b) of the 1935 Act and Rule 86 thereunder to enter into the Revised Facility

Agreement and jointly use the Repair Facility, the Applicants request such authority.
                  Rule 54
                  No proceeds from the proposed transactions will be used by CSW or any subsidiary thereof for the direct or indirect acquisition of an interest in an exempt wholesale generator, as defined in Section 32 of the 1935 Act ("EWG"), or a foreign utility company, as defined in Section 33 of the 1935 Act ("FUCO"). Rule 54 promulgated under the 1935 Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.
                  CSW's "aggregate investment" (as defined under Rule 53(a) of the 1935 Act) in EWGs and FUCOs as of April 24, 1997 was approximately $891 million, or about 46% of CSW's "consolidated retained earnings" as of December 31, 1996. CSW thus satisfies Rule 53(a)(1). CSW will maintain and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of CSW's operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). Lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4).
                  None of the conditions described in Rule 53(b) exist
with respect to CSW or any of its subsidiaries, thereby
satisfying such rule and making Rule 53(c) inapplicable.
Item 6.  Exhibits and Financial Statements
         Exhibit      1 -- Preliminary opinion of Milbank,  Tweed, Hadley &
                           McCloy, counsel to the Applicants (previously filed).

         Exhibit      2 -- Final or "past tense" opinion of Milbank, Tweed,
                           Hadley & McCloy, counsel to the Applicants (to be filed with Certificate of
                           Notification).

         Exhibit      3 -- Financial  statements  per books as of March 31,
                           1997 (incorporated by reference to the Applicants' combined Quarterly Report on Form 10-Q for the quarter ended March 31, 1997).

         Exhibit      4 -- Proposed  Notice  of  Proceeding   (previously
                           filed).

         Exhibit      5 -- Rail Car Maintenance  Facility Agreement between
                           Southwestern   Electric   Power  Company  and  Public
                           Service Company of Oklahoma.

         Exhibit      6 -- Form of Rail Car Maintenance Facility
                           Agreement to be executed by Southwestern
                           Electric Power Company, Public Service
                           Company of Oklahoma and Central Power and
                           Light Company.

                                S I G N A T U R E
                                - - - - - - - - -


         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
                  Dated:   May 27, 1997


                              SOUTHWESTERN ELECTRIC POWER COMPANY
                              PUBLIC SERVICE COMPANY OF OKLAHOMA
                              CENTRAL POWER AND LIGHT COMPANY



                             By: /s/ WENDY G. HARGUS
                                 Wendy G. Hargus
                                 Treasurer

                                INDEX OF EXHIBITS

EXHIBIT                                                    TRANSMISSION
NUMBER              EXHIBITS                                  METHOD

   1          Preliminary opinion of Milbank,              Electronic
              Tweed, Hadley & McCloy, counsel
              to the Applicants (previously
              filed).

   2          Final or "past tense" opinion of                ---
              Milbank, Tweed, Hadley & McCloy,
              counsel to the Applicants (to be
              filed with the Certificate of
              Notification).

   3          Financial statements per books               Incorp. by
              as of March 31, 1997.                        Reference

   4          Proposed Notice of Proceeding                Electronic
              (previously filed).

   5          Rail Car Maintenance Facility                  Paper
              Agreement between Southwestern
              Electric Power Company and Public
              Service Company of Oklahoma.

   6          Form of Rail Car Maintenance                 Electronic
              Facility Agreement to be executed
              by Southwestern Electric Power
              Company, Public Service Company
              of Oklahoma and Central Power and
              Light Company.